Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement No. 333-179334 on Form S-3 of our reports dated June 14, 2011, relating to the consolidated financial statements and financial statement schedule of Capstone Turbine Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Capstone Turbine Corporation’s adoption of the guidance in FASB ASC Topic 815— Derivatives and Hedging, effective April 1, 2009) and the effectiveness of Capstone Turbine Corporation’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Capstone Turbine Corporation for the year ended March 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

April 6, 2012